                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 25049

                                   FORM 12b-25

                                     Commission File Numbers: 0-9109 AND 0-9110

                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K   [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: DECEMBER 31, 2000

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K    [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                  ---------------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                    ---------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  MEDITRUST CORPORATION AND MEDITRUST OPERATING COMPANY

Former name if applicable:  NOT APPLICABLE

Address of principal executive office (STREET AND NUMBER): 909 HIDDEN RIDGE, SUITE 600
City, State and Zip Code:   IRVING, TEXAS 75038

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  MEDITRUST CORPORATION AND MEDITRUST OPERATING COMPANY (TOGETHER, THE "COMPANIES") ARE UNABLE TO MEET THE FILING DATE FOR ITS JOINT ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 (THE "REPORTING PERIOD") WITHOUT UNREASONABLE EFFORT OR EXPENSE. THE COMPANIES ARE FILING THIS FORM 12b-25 BECAUSE THE COMPANIES CONSUMMATED A SIGNIFICANT TRANSACTION ON APRIL 2, 2001, THE DUE DATE OF THE JOINT ANNUAL REPORT ON FORM 10-K, WHICH RESULTS IN CHANGES TO THE COMPANIES' JOINT ANNUAL REPORT ON FORM 10-K, INCLUDING THE NOTES TO THE
         FINANCIAL STATEMENTS CONTAINED THEREIN. THE COMPANIES INTEND TO FILE ITS JOINT ANNUAL REPORT ON FORM 10-K WITHIN THE TIME PERIOD
         SPECIFIED BY RULE 12b-25(b)(2) OF THE SECURITIES EXCHANGE ACT OF
         1934, AS AMENDED.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         IN THE CASE OF MEDITRUST CORPORATION: DAVID REA, CHIEF FINANCIAL OFFICER, (214) 492-6600

         IN THE CASE OF MEDITRUST OPERATING COMPANY: DAVID REA, CHIEF FINANCIAL OFFICER, (214) 492-6600

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                   [X]  Yes     [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                      [X]  Yes     [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         AS PREVIOUSLY ANNOUNCED BY THE COMPANIES IN ITS JANUARY 28, 2000 PRESS RELEASE, THE COMPANIES HAVE BEEN SELLING A SIGNIFICANT PORTION OF ITS HEALTHCARE RELATED ASSETS PURSUANT TO A FIVE-POINT PLAN OF REORGANIZATION. THE FOLLOWING SETS FORTH CERTAIN SUMMARY FINANCIAL INFORMATION PERTAINING TO THE COMPANIES, ON A COMBINED CONSOLIDATED BASIS, FOR THE FISCAL YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999:

--------------------------------------------------------------------------------
Operating Data                                          Year ended December 31,
(IN THOUSANDS)
--------------------------------------------------------------------------------
                                                        2000            1999
                                                        ----            ----
Total revenues                                       $ 822,838        $ 911,981
Total expenses                                       1,157,768          852,569
                                                     ---------        ---------
(Loss) income from continuing operations
    before income taxes                               (334,930)          59,412
                                                     =========        =========
(Loss) income from continuing operations              (335,559)          59,412
                                                     =========        =========
Net (loss) income                                     (334,156)          89,825
                                                     =========        =========
Net (loss) income available to common shareholders    (352,156)          73,542
                                                     =========        =========
--------------------------------------------------------------------------------

FURTHER, THE COMPANIES' DEBT OBLIGATIONS HAVE CHANGED SIGNIFICANTLY AS A RESULT OF THE AFOREMENTIONED SIGNIFICANT TRANSACTION.

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THE FOLLOWING CHART DEPICTS THE COMPANIES' CAPITALIZATION AT DECEMBER 31,
1999 (ACTUAL), DECEMBER 31, 2000 (ACTUAL) AND DECEMBER 31, 2000 (PRO FORMA FOR THE AFOREMENTIONED SIGNIFICANT TRANSACTION):

CAPITALIZATION SCHEDULE
(PRO FORMA TO REFLECT APRIL 2, 2001 TRANSACTION)

-----------------------------------------------------------------------------------------------------------------
(IN MILLIONS)                     December 31, 2000            December 31, 2000           December 31, 1999
                                      Pro forma                     Actual                      Actual
-----------------------------------------------------------------------------------------------------------------
Total indebtedness                    $  1,187                     $  1,590                   $  2,597
Equity                                   2,318                        2,323                      2,673
                                      --------                     --------                   --------
Total capitalization                     3,505                        3,913                      5,270
                                      ========                     ========                   ========
-----------------------------------------------------------------------------------------------------------------

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                              MEDITRUST CORPORATION
-------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: APRIL 3, 2001                          By: /s/ David Rea
                                                -------------------------------
                                                David Rea
                                                Chief Financial Officer

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                           MEDITRUST OPERATING COMPANY
-------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:     APRIL 3, 2001                     By: /s/ David Rea
                                               --------------------------------
                                               David Rea
                                               Chief Financial Officer

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

GOODWIN/PROCTER          Paige K. Willison               Goodwin Procter LLP
                         617.570.1079                    Counsellors at Law
                         pwillison@                      Exchange Place
                         goodwinprocter.com              Boston, MA 02109
                                                         T: 617.570.1000
                                                         F: 617.523.1231

April 3, 2001

BY EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: MEDITRUST CORPORATION (COMMISSION FILE NO. 0-9109) AND MEDITRUST OPERATING
    COMPANY (COMMISSION FILE NO. 0-9110)

Dear Sir or Madam:

         On behalf of Meditrust Corporation and Meditrust Operating Company, enclosed for filing please find a Notification of Late Filing on Form 12b-25 with respect to the filing of their joint annual report on Form 10-K.

         A copy of the Form 12b-25 is also being delivered to the New York Stock Exchange.

         If you should have any questions or comments, please contact the undersigned at (617) 570-1079.

                                           Sincerely,

                                           Paige K. Willison
Enclosure

cc: David Rea
    John Schmutz, Esq.
    Gil Menna, P.C.
    Scott F. Duggan, Esq.